Exhibit 99.1

April 16, 2026
VNET Group, Inc. (the “Company)
Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People’s Republic of China

Re: Consent of Frost & Sullivan

Ladies and Gentlemen,

Reference is made to the annual report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) filed by VNET Group, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”).

We hereby consent to the use of and references to our name and the inclusion of information, data and statements from our research reports and amendments thereto, including, without limitation, the industry report titled “China Data Center Service Industry Market Independent Market Research” (collectively, the “Reports”), and any subsequent amendments to the Reports, as well as the citation of our independent industry reports and amendments thereto, (i) in any registration statement, prospectus, prospectus supplement and any amendments under the Securities Act of 1933, as amendment, thereto, including, but not limited to, under the “Prospectus Summary”, “Industry” and “Business” sections; (ii) in any written correspondence with the SEC, (iii) in any other future filings with the SEC by the Company, including, without limitation, filings on Form 20-F, Form 6-K and other SEC filings (collectively, the “SEC Filings”), (iv) on the websites or in the publicity materials of the Company and its subsidiaries and affiliates, (v) in institutional and retail roadshows and other activities in connection with any financing activities, and (vi) in other publicity and marketing materials in connection with any financing activities.

We further hereby consent to the filing of this letter as an exhibit to the Annual Report and any amendments thereto and as an exhibit to any other SEC Filings by the Company for the use of our data and information cited for the above-mentioned purposes.

[Signature page follows]

Yours faithfully,

For and on behalf of
Frost & Sullivan Limited

/s/ Charles Lau
Name: Charles Lau
Title: Executive Director